UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 30, 2011

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 30 August 2011, entitled “Discussions Re Wind Hellas“.

30 August 2011

DISCUSSIONS RE WIND HELLAS

Vodafone Group confirms that it has entered into discussions with Largo Limited to explore a potential business combination between Vodafone Greece and Wind Hellas.  Discussions are at an early stage and there is no certainty as to whether an agreement will be reached.

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For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 7919 990 230

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world's largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 29 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 30, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary